Portage Bancshares, Inc.

1311 EAST MAIN STREET
RAVENNA, OHIO 44266
330-296-8090

December 20, 2006

<u>**VIA FAX (202) 772-9202 AND**</u>
<u>**OVERNIGHT DELIVERY**</u>

Janice McGuirk, Esq.
U.S. Securities and Exchange Commission
450 Fifth Street N.W., Stop 3-4
Washington, DC 20549

     Re: **Portage Bancshares, Inc. (the "Company")**
             Second Amendment to Form 1-A
             File No. 24-10152

Dear Ms. McGuirk:

    On behalf of the Company, please accept this letter as a request for effectiveness of the above-referenced Offering at 12:01 a.m. on Tuesday, December 26, 2006.

    Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing. The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may consider this request for acceleration of the effective date of the Offering Statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Offering Statement.

Janice McGuirk, Esq.
U.S. Securities and Exchange Commission
December 20, 2006
Page 2

If you have any questions or require any additional information, please contact the undersigned at (330) 296-8090.

Thank you for your assistance.

Sincerely,

William E. Hale, President

WEH:MAP:rla

cc: Mark A. Peterson, Esq.

1311 EAST MAIN STREET
RAVENNA, OHIO 44266
330-296-8090 (PHONE)
330-296-6082 (FAX)

PORTAGE COMMUNITY BANK

Fax

To:	Janice McGuirk	**From:**	William Hale
Fax:	202-772-9202	**Pages:**	3
Phone:		**Date:**	12-20-06
Re:	Portage Bancshares	**CC:**	Mark Peterson

☐ **Urgent** ☐ **For Review** ☐ **Please Comment** ☐ **Please Reply** ☐ **Please Recycle**

Janice,

The hard copy is being overnighted to you by UPS.